John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

February 28, 2019

Edward M. Kelly

Senior Counsel

Jay E. Ingram

Legal Branch Chief,

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, Inc.
Offering Statement on Form 1-A
Filed February 14,2019
File No. 24-10867

Gentlemen:

On behalf of Advance Green Energy, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 27, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Part I, Item 1, Issuer Information

Contact Information, Provide the following information for the person [we] should call..., page 2

1.	You deleted the information required by Form 1-A for the person that we should call in connection with any pre-qualification review of the offering statement. Please revise.

This information has been provided.

Contact Information, Provide up to two e-mail addresses to which [we] may send any comment letters..., page 2

2.	You deleted the e-mail address information required by Form 1-A to which we may send any comment letters. Please revise.

This information has been provided.

Part I, Item 4, Summary Information Regarding the Offering and Other Current or Proposed Offerings

Summary Information, Number of securities of that class outstanding, page 5

3.	Revised disclosure in response to comment 3 in our February 13, 2019 letter that there are 1,390,110,900 shares of Class A common stock outstanding is inconsistent with disclosure under "The Offering" on page 4 of Part II that there are 1,040,110,900 shares of Class A common stock outstanding. Please reconcile the disclosures.

This disclosure has been reconciled.

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Cover Page of Offering Circular, page 1

4.	You did not revise the cover page of the offering circular to identify the disclosure format that you are using as you represented in response to comment 5 in our February 13, 2019 letter. Please revise.

The following has been added:

The Company is using the Offering Circular format in its disclosure in this Offering Circular.

Our Business, page 25

5.	As indicated in comment 6 in our February 13, 2019 letter, your disclosure under "Our Business" suggests or implies that you have attained the commercialization stage for marketing, selling, and distributing your products. Please revise this subsection to make clear that you have not attained the commercialization stage for marketing, selling, and distributing your products.

We have revised this section to state:

We have not attained the commercialization stage for marketing, selling, and distributing our products.

Exhibit 11.1, page 1

6.	We have read your response to comment 11 in our February 13, 2019 letter. It does not appear that your auditors amended their consent to acknowledge the reference to them under "Experts" on page 44 of the filing. Additionally, your consent is dated December 3, 2018, which is no longer current. Please amend your filing to provide an updated consent that acknowledges the reference to your auditors under "Experts" on page 44 of the filing. Refer to Section 11 in Item 17 of Form 1-A for guidance.

The appropriate consent has been filed.

The Company and its management acknowledges that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

John E. Lux, Esq.

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